FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated November 9, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, November 9, 2012

Messrs
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re.: Sales transactions with CAMMESA.

Pursuant to the provisions of section 73 of Law 17,811, it is available to the shareholders, at the principal executive offices of the Company located at Macacha Güemes 515, Autonomous City of Buenos Aires, the report of the Audit Committee where it expressed its comfort, in accordance with the above referenced regulation, with the sales transactions of fuel oil from YPF S.A to CAMMESA on behalf of the Fondo Unificado section 37 of Law 24,065, considering that the terms thereof are in accordance with market standards for agreements entered into between unrelated parties in connection with similar transactions.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 9, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer